                      [MD HealthShares logo appears here]

                                                                    Exhibit 6(h)

September 2, 1998

Mr. T. Steven Martin
4916 Wilson Drive
Metaire, LA 70003

      Re:  Offer of Employment

Dear Steve:

  This letter outlines the terms upon which you are being offered full-time employment as the Vice President of Marketing of MD HealthShares Corporation and affiliates, including Patient's Choice, Inc. (collectively, the "Company") in accordance with the position description attached hereto. Some benefits being offered to you are subject to establishing and/or securing the appropriate benefit plans, programs and policies. Such plans are subject to a variety of federal and state laws and regulations and those laws and regulations may require or warrant changes in or elimination of some of the benefits outlined below. Consequently, while the Company contemplates providing you with the benefits as outlined, this offer of benefits is qualified and the benefits contingent upon a final decision to establish or secure the stated benefits plans, programs, and policies and the actual terms of such plans, programs and policies.

  The duties and responsibilities of the position of Vice President of Marketing are outlined in the attached job description. Your employment will be "at will" and nothing in this letter shall be construed as creating an employment contract or agreement with Company for any fixed term.

  Subject to the foregoing, your employment by the Company will include the following terms:

 . Annual base salary of $120,000, payable bi-weekly while employed at the
  Company.
 . Eligibility for an annual bonus based upon targets to be set by mutual agreement between you and the Chief Executive Officer shortly after commencement of your employment and will be modified annually as the Chief Executive Officer deems prudent. The bonus for 1998 and 1999 will be guaranteed at 20% of base salary earned for each respective year.
 . Restricted stock grants of the Company's Class A Non-Voting Common Stock upon completion of 18, 36, 48, and 60 months of satisfactory employment, in the amounts of 625, 1,250, 1,250, 2,000 respectively. Actual ownership in each restricted stock grant will vest at the rate of 1/3 per year pursuant to the attached step schedule. You will, however, be entitled to receive any dividends, income, or other ownership privileges from each restricted stock grant at the time of the grant. For example, upon the completion of 18 months of satisfactory employment service you will receive a grant of 625 shares. You will be given actual ownership of 209 at that time and be entitled to dividends, income or other ownership privileges in the remaining 416 shares. One year following the date of the initial grant, you will be entitled to actual ownership of another 209 shares with the actual ownership of the final 207 shares provided two years following the date of the initial grant.
 . The terms and conditions of your rights to and in any such Common Stock shall be set forth in a separate agreement or agreements which shall, among other things, outline any restrictions on the shares of Common Stock. Should the company sell, merge, or otherwise become part of another organization, your vesting in the stock grants shall accelerate and become wholly vested at that time. Should there be a change of control from the elected Board of Directors of the present physician shareholders of the Company to another organization or a change in the CEO position, you shall have the option of continuing employment or resigning with six (6) months base salary (no benefits other than as required by state or federal law).

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                          MD HealthShares Corporation

12021 Bricksome Avenue, Baton Rouge, LA 70816 (504) 293-3272 Fax (504) 291-0775

 . The Company will pay for family health benefits coverage through "Patients
  Choice", the Company's HMO subsidiary, or alternative health benefits coverage available to the Company's employees.
 . The Company will pay for standard long-term disability insurance that will provide for salary continuation in an amount equal to 50% of your annual base salary at the time of disability. Eligibility for and duration of long-term disability benefits will be subject to the policy terms in force at the time of disability.
 . The Company will reimburse you the premium for a term life insurance policy in an amount equal to three (3) times your annual base salary. Such policy may be issued by a life insurance company of your choice, provided it has a "Best" rating of "A" or better. At the future date, this benefit will be provided through a Group Term Life Insurance program. At that time, the Company will cease reimbursing you the premium previously referred to.
 . Participation in a defined contribution retirement plan based upon a percent of your base salary. Participation and benefits will be subject to the terms of the applicable plan documents in force at the time of retirement. It is expressly understood that establishment of such a defined contribution retirement plan shall be subject to and contingent upon an analysis of the relevant tax, ERISA, and other legal and financial considerations. The Company retains the right to amend, modify or terminate any such plan hereafter established in accordance with the terms of the plan document.
 . Reasonable travel expenses will be reimbursed for travel on Company-related business upon submission of supporting documentation. Prior approval may be required on certain excess amounts as may be defined by the Chief Executive Officer.
 . Car allowance of $500.00 per month.
 . Reasonable relocation expenses including moving normal household goods, new home closing costs, and reasonable cost of selling your existing home (all grossed up to minimize your tax consequences) will be reimbursed or paid for by the Company directly, to a maximum of $20,000. From the date of receipt of the relocation allowance, should you not complete one full year of employment for any reason other than at the Company's convenience, the relocation expenses will be recouped to the extent possible from your final compensation.
 . You will be entitled to four weeks paid vacation annually.
 . Employment bonus of $3,500.00
 . It is extremely understood and agreed that you are at-will employee and that the Company has the right to terminate your employment at any time with or without stated or actual reason. In the event of termination of your employment relationship, you will be eligible for the following benefits:

  For Cause Termination. The Company may terminate your employment at any time for cause and such termination will be effective immediately. For the purposes of this paragraph "for cause" shall mean dishonest, fraudulent, or illegal acts; activity harmful to the reputation of the Company; conduct not in the best interest of the Company's good name; failure by employee to wilfully perform his obligations under the terms of this agreement; and/or, a violation of any statutory or common law duty of the Company. If you are terminate "for cause", you will be entitled to payment of any accrued salary and benefits through the date of termination and an additional lump-sum payment of one month's base salary. Any shares of Common Stock that have vested must be sold back to the Company at the greater of book value or market price, if a market has been established. All shares of Common Stock in which you have not yet vested in an actual ownership interest will revert to the Company. Purchase of shares occur within ninety (90) days of the date of termination.

  Termination for the Company's Convenience. The Company may, for its own convenience, terminate your employment at any time, without a "for cause" showing, by giving at least thirty (30) days prior written notice. If your employment is terminated for the Company's Convenience, you will be entitled to payment of any accrued salary and benefits through the date of termination. In addition, you will be paid an additional six (6) months of base salary (no benefits except those required by law) as severance. The payment of severance shall be a lump sum due within five (5) days of the date of termination. Any shares of Common Stock that have vested must be sold back to the Company at the greater of book value or market price, if a market has been established. All shares of Common Stock in which you have not yet vested in an actual ownership interest will revert to the Company. Purchase of shares shall occur within ninety (90) days of the date of termination.

  Voluntary Termination. You may terminate your employment with the Company at any time, for any reason, by giving the Company at least thirty (30) days prior written notice. If you terminate your employment, you will be entitled to payment of the accrued salary and benefits through the date of termination. You will be eligible for no additional severance payments. Any shares of Common Stock that have vested must be sold back to the Company at the greater of book value or market price, if a market has been established. All shares of Common Stock in which you have not yet bested in an actual ownership interest will revert to the Company. Purchase of shares shall occur within ninety (90) days of the date of termination.

  You agree to execute a separate Confidentiality Agreement that says you shall not, during or after termination of your employment by the Company, disclose or communicate any information or knowledge of a confidential nature relating to the Company or its shareholders, directors, officers, employees, healthcare providers, members or enrolees, the Company's trade or business secrets, or any information in respect of which the Company owes an obligation of confidence to any third party (i.e., any person, firm or corporation not affiliated with the Company) or in any manner use any such information in respect of which the Company owes an obligation of confidence to any third party (i.e., any person, firm or corporation not affiliated with the Company) or in any manner use any such information or knowledge other than for the benefit of the Company.

  This agreement shall become and be effective on and as of the anticipated start date, or such later date when you assume the actual performance of duties for the Company under this agreement; provided, however, that this agreement shall be legally binding on the parties hereto on the date on which it has been signed by you and the Company.

  Please acknowledge your understanding of and agreement to these terms and conditions by signing the letter where indicated below. We look forward to your joining the MD HealthShares team as we quickly move forward to becoming the premier HMO in Louisiana.

Sincerely,
MD HEALTHSHARES CORPORATION

By: /s/ Patrick C. Powers
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Patrick C. Powers
President & CEO

Signature Date:  10/5/98
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Acceptance:

/s/ T. Steven Martin
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T. Steven Martin

Signature Date: 10-6-98
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